Exhibit 99.1

Press release

"Healthy aging"

Publication of a book on the medicine and science of longevity

Paris (France) and Cambridge (Massachusetts, USA), February 22, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces the publication of a book written by Stanislas Veillet, CEO and co-founder of the company, together with René Lafont, Professor Emeritus at Sorbonne University and co-founder of Biophytis, and Jean Mariani, Professor and Director of the Charles Foix Longevity Institute, on the theme of "Healthy aging".

The title of the book is "Healthy aging - medicine and science of longevity", and it addresses key public health issues in the context of a rapidly aging world population. This issue highlights the lack of effective treatment for most age-related diseases and the strong medical need.

It describes the major advances made in recent years in the biology of aging, which now make it possible to foresee the development of new treatments. It presents Biophytis’ approach that has notably led to the development of RuvembriTM in sarcopenia, a disease that affects more than 50 million people worldwide and represents a significant commercial opportunity for the Company.

Far from the transhumanist myth of eliminating aging and death, the aim of this book is to mobilise society so that elderly people can live healthier longer.

This book is published by JDH. The book is in French and an English version will be available soon.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

JDH Editions: contact@jdheditions.fr

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